January 15, 2016

VIA EMAIL AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 filed February 17, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015 filed November 4, 2015
Definitive Proxy Statement on Schedule 14A filed March 20, 2015
File No. 1-13879

Dear Mr. O’Brien:

We are submitting this response to your letter dated December 18, 2015 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments. We appreciate the additional time through January 31, 2016 that you granted us to respond to your comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 29

1.	Based on your disclosures you expect sales for TEL to decline in future periods due to market conditions. Please expand your discussion to analyse this known trend and the expected impact on future operations. Clarify the impact on sales and gross profit from the sales of TEL in the aviation and automotive markets during the periods presented and discuss the material changes between periods. Analyze the known events and trends impacting the marketability of TEL and quantify the expected material impact on future operations and liquidity. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

Company Response: Innospec supplies tetra ethyl lead (‘TEL’) to the automotive market and supplies TEL to the piston engine aviation market under the trade name AvTel. The Group separately reports the results of the supplies to the automotive business as the Octane Additives segment. The supply of TEL to the piston engine aviation market does not represent a separate segment of our Group. Innospec has made a commitment to manufacture and supply AvTel to the industry until a suitable unleaded additive or fuel is found. While we feel the known trends and the impact on future operations in the Octane Additives business are well disclosed we will provide additional disclosure in our future filings to clarify the nature of the AvTel product line and the long term uncertainty of the product line.

Beginning with our Form 10-K for the year ended December 31, 2015, we propose to revise such disclosure that was set out on page 24 of our Form 10-K for the year ended December 31, 2014 as set forth in the example below:

Executive Overview

Our business performance in 2014 grew in line with our expectations, as we delivered on our strategy to expand our oilfield specialties business. Sales in our growth businesses of Fuel Specialties and Personal Care reflected the strength of our product portfolio and research and development pipeline in these markets. Our Fuel Specialties segment also includes our AvTel product line, which comprises sales of TEL for use in the piston engine aviation market. Innospec has made a commitment to manufacture and supply AvTel to the aviation industry until a suitable unleaded additive or fuel is found. We anticipate that this product line will decline when an unleaded substitute is identified.

The decline in our Octane Additives segment was in line with the final stages of transition to unleaded gasoline in the automotive market.

We have managed our investments in capital equipment, working capital and recruitment of additional skilled personnel in line with these market factors. Our capital program and expenses during 2014 included the continued investment in a new information system platform, which we expect to add value to our business in future years. During 2014, we completed the acquisition of Independence Oilfield Specialties LLC to further build out our presence in this market.

2.	In your earnings call for the fourth quarter of 2014 your management discussed, among other topics, the impacts of declining crude prices and global market conditions of your business, and their expectation of declining revenues from your sole remaining customer for Octane Additives during 2015. Please ensure that your MD&A contains a discussion of management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have a material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulations S-K and provide a discussion of such trends and uncertainties in future filings.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2015, we propose to include such disclosure as set forth in the sample disclosure below, in which we revised the information set out on page 41 of our Form 10-K for the year ended December 31, 2014 to reflect how it would have appeared on a revised basis.

Outlook

We are pleased with our operational performance and results for 2014. The results reinforce our confidence in our strategy and approach to the market. Both our core businesses and acquisitions met or exceeded our expectations, and, importantly, provided exceptional cash inflows.

We continue to have expectations that our Fuel Specialties and Performance Chemicals business will deliver good performances in 2015. However, the significant movement in crude oil prices is both an opportunity and a challenge for Innospec. We expect to benefit from lower raw material prices in Fuel Specialties and Performance Chemicals but we anticipate pressure on many of our customers, notably in Oilfield Specialties. Our planned focus will be to continue to work with our customers, bring them the best available technology in the most cost-effective manner, and support them through this volatile period.

We anticipate a decline in revenues from our Octane Additives segment. We have no firm contract from our sole remaining customer and thus have no clear visibility for 2015, although we have received an inquiry from them regarding additional supply in 2015.

At December 31, 2014, The Company had cash, cash equivalents and short-term investments of $46.3 million, long term debt of $139.4 million and finance leases of $2.2 million, giving total debt of $141.6 million, resulting in net debt of $95.3 million.

The Company expects to fund its operations over at least the next 12 months from a combination of operating cash flows and its revolving credit facility. The Company has funded the acquisition of Independence in 2014 with existing cash and debt facilities which the Company believes will continue to provide adequate sources of liquidity for future working capital needs.

3.	In future filings please clarify what the term AvTel refers to in your tables and in your discussion. If you do not provide and explanation that you sell tetraethyl lead to the general aviation market under the trade name AvTel, the meaning of this word is unclear.

Company Response: We propose to clarify the term AvTel in our filings as per the proposed disclosure in question 1.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

4.	Please explain in MD&A the underlying reasons for the changes in your estimate of the fair value of the contingent consideration associated with the acquisition of Independence Oilfield Chemicals during the nine months ending September 30, 2015. Discuss the assumptions underlying your estimate and analyse any material uncertainties and their potential to impact future operations. Refer to item 303 of Regulation S-K and SEC Release 33-8350.

Company Response: In accordance with ASC 805-20-35-1, management have reviewed the contingent consideration payable on a quarterly basis. Based on the market conditions at September 30, 2015 we updated our forecasts to reflect the lower demand for our products. Accordingly this resulted in a decrease in the contingent consideration payable. As the adjustment is a result of events occurring after the acquisition date, the resulting release is credited through the income statement. In future quarters if there is an adjustment to the fair value of the contingent consideration we propose to revise such disclosure as set out on page 21 of our Form 10-Q for the period ended September 30, 2015 as set forth in the example below:

Adjustment to fair value of contingent consideration: the credit of $8.5 million relates to an adjustment of the carrying value of the liability for contingent consideration related to our Independence acquisition of $11.1 million, partly offset by the accretion charge of $2.6 million for the quarter. The carrying value of the contingent consideration is based on the estimated EBITDA and free cash flow generated by the Independence business through the period to October 31, 2016. The contingent consideration payable is based on management’s latest forecasts of the business and on the current trading performance. The results of the business are particularly sensitive to the level of exploration, development and production activity of our customers in the oil and gas sector, this is directly affected by trends in oil prices.

Definitive Proxy Statement on Schedule 14A file March 20, 2015

Annual Incentives, page 23

5.	You state on page 24 that performance targets set for 2014 MICP incentive payments were based on “corporate operating income (before restructuring)” and “consolidated operating cash flow,” or “corporate free cash flow.” While you do disclose the target amounts and the actual amounts achieved for bonus purposes, it is unclear how these measures themselves were determined. In future filings please include a brief discussion of how your performance measures were determined.

Company Response: The Company will amend the disclosure to clarify how the performance measures for the MICP are determined in future Proxy Statement filings beginning with the Proxy Statement filings beginning with the Proxy Statement for the 2016 annual meeting as follows:

The performance measures are established by the Compensation Committee and reviewed by them each year to ensure they remain appropriate and focus on delivery of high performance while recognizing the economic and business challenges the Corporation faces. In 2015, the Compensation Committee determined that the appropriate measures were corporate operating income, which is a measure of earnings, and consolidated operating cash flow, which is seen as a measure of working capital management. Where applicable for any NEO, the performance measures also include operating income and operating cash flow for the individual businesses. These measures were chosen as they are designed to align the NEOs with the balanced objectives of increasing earnings and improving cash flow through working capital management, which the Compensation Committee believe are key to the success of the Corporation.

*****

Pursuant to your Comment Letter request, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson

Ian P. Cleminson

Executive Vice-President and Chief Financial Officer

Cc: Securities and Exchange Commission – Tracey McKoy, Staff Accountant